# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carvana Co., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001690820-24-000348
Filed by CIK 0001700548

## Reporting persons
- Ernest C. Garcia, III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 30,299,174; shared voting power 0; sole dispositive power 30,299,174; shared dispositive power 0; aggregate amount beneficially owned 30,299,174 (18.2% of the class)
  Comment: (a) Represents (i) 2,107,367 shares of Class A Common Stock, (ii) 5,939 shares of Class A Common Stock issuable upon vesting and settlement of restricted stock units ("RSUs") that will have vested within 60 days of July 31, 2025, inclusive of shares to be withheld for tax purposes, (iii) 519,385 options to purchase shares of Class A Common Stock ("Options"), including those that will have vested within 60 days of July 31, 2025 and (iv) 27,666,483 shares of Class A Common Stock issuable in exchange for 34,583,104 Class A Units in Carvana Group, LLC ("Class A Units") and the cancellation of 27,666,483 shares of Class B Common Stock (See Item 4).
  
  (b) The percentage is calculated using (i) 138,083,496 shares of the Issuer's Class A Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the "SEC") on July 30, 2025, as increased by (ii) (a) 519,385 shares of Class A Common Stock issuable in respect of 519,385 Options, (b) 5,939 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, and (c) 27,666,483 shares of Class A Common Stock issuable in respect of 34,583,104 Class A Units (and 27,666,483 shares of Class B Common Stock).

## Item 1. Issuer
Name of issuer: Carvana Co.
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, AZ, 85281

## Item 2. Person Filing
Name of person filing:
by Ernest C. Garcia, III (the "Reporting Person").
The Reporting Person is a citizen of the United States of America.
Address of principal business office or, if none, residence:
The principal business address of the Reporting Person is as follows:
c/o Carvana Co.
300 E. Rio Salado Parkway
Tempe, Arizona 85281
Citizenship: See response to Item 4 of the cover page and Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
30,299,174

Pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Carvana Group, LLC, as amended, and an Exchange Agreement that the holders of Class A Units entered into with the Issuer, the Reporting Person is entitled from time to time at his option to exchange Class A Units (together with shares of his Class B Common Stock), for shares of Class A Common Stock on a five-to-four basis (or, at the Issuer's discretion, for cash).

Each of the percentages referenced in this Statement are calculated based on 138,083,496 shares of the Issuer's Class A Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on July 30, 2025, as increased by (i) 519,385 shares of Class A Common Stock issuable in respect of 519,385 Options, (ii) 5,939 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, and (iii) 27,666,483 shares of Class A Common Stock issuable in respect of 34,583,104 Class A Units (and 27,666,483 shares of Class B Common Stock) (the "Calculation Method").

The 30,299,174 reported securities are held as follows:

* Ernest C. Garcia, III directly holds (a) 824,487 shares of Class A Common Stock, (b) 5,939 shares of Class A Common Stock issuable upon vesting and settlement of RSUs that will have vested within 60 days of July 31, 2025, inclusive of shares to be withheld for tax purposes, (c) 519,385 Options, including those that will have vested within 60 days of July 31, 2025, to purchase an equal number of shares of Class A Common Stock, and (d) 4,850,578 Class A Units and 3,880,462 shares of Class B Common Stock, exchangeable for 3,880,462 shares of Class A Common Stock, together representing 3.1% of the issued and outstanding shares of the Issuer's Class A Common Stock based on the Calculation Method.

* The Ernest Irrevocable 2004 Trust III holds (a) 591,440 shares of Class A Common Stock and (b) 14,792,526 Class A Units and 11,834,021 shares of Class B Common Stock, exchangeable for 11,834,021 shares of Class A Common Stock, together representing 7.5% of the issued and outstanding shares of the Issuer's Class A Common Stock based on the Calculation Method.

* The Ernest C. Garcia III Multi-Generational Trust III holds (a) 691,440 shares of Class A Common Stock and (b) 14,940,000 Class A Units and 11,952,000 shares of Class B Common Stock, exchangeable for 11,952,000 shares of Class A Common Stock, together representing 7.6% of the issued and outstanding shares of the Issuer's Class A Common Stock based on the Calculation Method.

The filing of this Statement shall not be construed as an admission that the Reporting Person or either Trust is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Percent of class: 18.2
Sole power to vote or to direct the vote: 30,299,174
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 30,299,174
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ernest C. Garcia, III: Ernest C. Garcia, III, Ernest C. Garcia, III / Individually (08/01/2025)